Andrew E. Balog Tel (305) 579-0642 Fax (305) 579-0717 baloga@gtlaw.com January 16, 2014 VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Loan Lauren P. Nguyen, Esq.

Ryan Adams

Re:  Vapor Corp.

Pre-Effective Amendment No. 2 to

Registration Statement on Form S-1

File No. 333-192391

Ladies and Gentlemen:

On behalf of Vapor Corp., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form S-1 (No. 333-192391), originally filed with the Commission on November 18, 2013 and as amended by Amendment No. 1 thereto filed with the Commission on December 26, 2013 (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 2 responds to the comments heretofore received from the Commission’s staff (the “Staff”) by a letter dated January 10, 2014 (the “Comment Letter”) with respect to the Registration Statement. In addition, Amendment No. 2 includes revisions to give effect to (i) the Registrant’s 1-for-5 reverse stock split of the shares of its common stock that became effective on December 27, 2013 and (ii) the Registrant’s reincorporation to the State of Delaware that become effective on December 31, 2013. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

ALBANY

AMSTERDAM

ATLANTA

AUSTIN

BOSTON

CHICAGO

DALLAS

DELAWARE

DENVER

FORT LAUDERDALE

HOUSTON

LAS VEGAS

LONDON*

LOS ANGELES

MEXICO CITY+

MIAMI

MILAN**

NEW JERSEY

NEW YORK

ORANGE COUNTY

ORLANDO

PALM BEACH COUNTY

PHILADELPHIA

PHOENIX

ROME**

SACRAMENTO

SAN FRANCISCO

SEOUL?

SHANGHAI

SILICON VALLEY

TALLAHASSEE

TAMPA

TEL AVIV^

TYSONS CORNER

WARSAW~

WASHINGTON, D.C.

WHITE PLAINS

*  OPERATES AS GREENBERG

    TRAURIG MAHER LLP

+  OPERATES AS

    GREENBERG TRAURIG, S.C.

^  A BRANCH OF

    GREENBERG TRAURIG, P.A.

    FLORIDA, USA

~  OPERATES AS

    GREENBERG TRAURIG GRZESIAK sp.k.

?  OPERATES AS

    GREENBERG TRAURIG LLP

    FOREIGN LEGAL CONSULTANT

    OFFICE

** STRATEGIC ALLIANCE

GREENBERG TRAURIG, P.A. ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 333 Southeast Second Avenue ■ Miami, FL 33131 ■ Tel 305.579.0500 ■ Fax 305.579.0717

For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, the Registrant has enclosed marked courtesy copies of Amendment No. 2 reflecting the changes from Amendment No.1 to the Registration Statement.

Prospectus Summary, page 2

The Market for Electronic Cigarettes, page 3

1.	We note your response to our prior comment 6. In light of bans by certain cities, businesses and venues on the use of e-cigarettes, please revise page 3 and throughout to address the increasing bans on e-cigarettes or advise.

The Registrant has revised the referenced disclosure on page 3 and throughout as requested.

Risk Factors, page 7

We may not be able to establish sustainable relationships with large retailers, page 14

2.	We note your response to our prior comment 14. Please revise to clarify the scope of your relationships with your retailer stores and/or convenience chain stores that sell your products here.

The Registrant has revised the referenced disclosure as requested.

Business, page 35

Company Background, page 35

3.	We note your response to our prior comment 18 and reissue. Please revise to eliminate non-substantiable statements or other marketing language in this section, including statements such as those on page 26 regarding your “unique ability,” and those on page 37 that you offer products in “fashionable cases.” Please also revise similar statements throughout the prospectus.

The Registrant has revised the referenced disclosure as requested.

Our Brands, page 35

4.	Please clarify the first paragraph here and throughout that you do not manufacture your products or advise.

The Registrant has revised the referenced disclosure as requested.

GREENBERG TRAURIG, P.A.

5.	We note your response to our prior comment 20. Please revise to clarify whether the listed products are available for each brand of your electronic cigarettes, or whether the listed products are unique to certain brands.

The Registrant has revised the referenced disclosure as requested.

6.	We note the statements under this subsection that your flavor profiles “will serve to differentiate” your products and that you will position yourself to comply with “any government regulations and good manufacturing practices that may be issued for electronic cigarette products in the future.” Please revise to clarify such statements as beliefs of management and balance the disclosure by stating that you cannot provide assurance that you will be able to realize these goals.

The Registrant has revised the referenced disclosure as requested.

Manufacturing, page 40

7.	We note your response to our prior comment 23 and reissue in part. We note that you have eleven manufacturers of your products in China. Please tell us whether you are materially dependent on any manufacturer.

The Registrant is not materially dependent on any manufacturer.

Management, page 47

Executive Compensation, page 49

8.	We note your response to our prior comment 25 and reissue in part. Please revise the Summary Compensation Table and footnotes to include clarifying disclosure for your two other most highly compensated executive officers for the fiscal year 2011 for the partial years in their respective roles or advise.

Mr. Kevin Frija was the only executive officer of the Registrant during fiscal year 2011. Footnote 1 to the Summary Compensation Table has been revised to indicate this fact.

GREENBERG TRAURIG, P.A.

Description of Capital Stock, page 56

9.	We note your response to our prior comment 33 and reissue in part. Please tell us how you calculated your total issued and outstanding common stock figures. Taking into account the number of outstanding shares as of September 30, 2013 (60,185,344) and the additional issuances that you referenced in your response, we were unable to reconcile the amounts disclosed here. Please also revise the first risk factor on page 20 to refer to your common stock figure as of the most recent practicable date.

Please note that you are unable to reconcile the amounts disclosed because the number of outstanding shares of common stock at September 30, 2013 is 60,372,344 (rather than 60,185,344, which is the amount outstanding at December 31, 2012). Set forth below is a table that indicates the issuances of shares of common stock on a pre- and post-reverse stock split basis since September 30, 2013 through November 14, 2013, December 23, 2013 and January 14, 2014, the dates for which shares of common stock are reported as outstanding in the initial filing of the Registration Statement, Amendment No. 1 to the Registration Statement and Amendment No. 2, respectively. The Registrant has revised the referenced risk factor as requested.

Description	Pre-Split Shares	Post-Split Shares
Common shares outstanding – September 30, 2013	60,372,344	12,074,997
Total common shares issued in Offering -October 29, 2013	16,666,667	3,333,338
Total common shares issued in debt conversion-Oct. 29, 2013	3,898,618	779,727

Common shares outstanding – October 29, 2013	80,937,629	16,188,063
Common stock option exercises 11/1/13 – 11/14/13	45,000	9,000

Common shares outstanding – November 14, 2013	80,982,629	16,197,063

Common stock option exercises 11/14/13 – 12/23/13	84,500	16,900

Common shares outstanding – December 23, 2013	81,067,129	16,213,963

Common shares outstanding-January 14, 2014	81,067,129	16,213,963

*******

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned by telephone at (305) 579-0642.

Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,

/s/ Andrew E. Balog

Andrew E. Balog

cc:	Kevin Frija, Chief Executive Officer

Harlan Press, Chief Financial Officer

MIA 183661746v2

GREENBERG TRAURIG, P.A.